GALIANO GOLD INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

UNAUDITED

For the three months ended March 31, 2022 and 2021

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2022 AND DECEMBER 31, 2021
(In thousands of United States Dollars)
		March 31, 2022	December 31, 2021
	Note	$	$
Assets
Current assets
Cash and cash equivalents		50,384	53,521
Receivables		102	55
Receivable due from related party	4	8,633	7,326
Prepaid expenses and deposits		511	766
		59,630	61,668
Non-current assets
Financial assets	5	72,426	72,426
Right-of-use asset		355	381
Property, plant and equipment		82	93
Exploration and evaluation assets		1,628	1,628
		74,491	74,528
Total assets		134,121	136,196

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	2,085	2,536
Lease liability		111	107
		2,196	2,643
Non-current liabilities
Long-term incentive plan liabilities	8	304	478
Lease liability		282	312
		586	790
Total liabilities		2,782	3,433

Equity
Share capital	7	579,591	579,591
Equity reserves	8	51,992	51,879
Accumulated deficit		(500,244)	(498,707)
Total equity		131,339	132,763

Total liabilities and equity		134,121	136,196

Commitments and contingencies		9

Subsequent event		15

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Marcel de Groot"
Director	Director

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(In thousands of United States Dollars, except dollar per share amounts)

		March 31, 2022	March 31, 2021
	Note	$	$

Service fee earned as operators of joint venture	4	1,307	1,240
Share of net earnings related to joint venture	6	-	13,374
General and administrative expenses	10	(2,752)	(3,924)
Exploration and evaluation expenditures		(137)	-
(Loss) income from operations and joint venture		(1,582)	10,690

Finance income	11	43	2,412
Finance expense		(9)	(11)
Foreign exchange gain (loss)		11	(63)
Net (loss) income and comprehensive (loss) income for the period		(1,537)	13,028

Net (loss) income per share:
Basic		(0.01)	0.06
Diluted		(0.01)	0.06

Weighted average number of shares outstanding:
Basic	12	224,943,453	224,345,074
Diluted	12	224,943,453	225,016,643

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(In thousands of United States Dollars, except for number of common shares)

		Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity
	Note		$	$	$	$

Balance as at December 31, 2020		224,253,522	578,750	49,957	(429,824)	198,883
Issuance of common shares on exercise of stock options	8(a)	309,700	381	(124)	-	257
Share-based compensation expense	8(a)	-	-	235	-	235
Net income and comprehensive income for the period		-	-	-	13,028	13,028
Balance as at March 31, 2021		224,563,222	579,131	50,068	(416,796)	212,403

Balance as at December 31, 2021		224,943,453	579,591	51,879	(498,707)	132,763
Share-based compensation expense	8(a)	-	-	113	-	113
Net loss and comprehensive loss for the period		-	-	-	(1,537)	(1,537)
Balance as at March 31, 2022		224,943,453	579,591	51,992	(500,244)	131,339

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
(In thousands of United States Dollars)

		March 31, 2022	March 31, 2021
	Note	$	$
Operating activities:
Net (loss) income for the period		(1,537)	13,028
Adjustments for:
Share of net earnings related to joint venture	6	-	(13,374)
Depreciation		37	37
Share-based compensation	10	(182)	1,340
Finance income	11	(43)	(2,412)
Finance expense		7	8
Unrealized foreign exchange loss		21	5
Operating cash flow before working capital changes		(1,697)	(1,368)
Change in non-cash working capital	13	(1,468)	(3,311)
Cash used in operating activities		(3,165)	(4,679)

Investing activities:
Redemption of preferred shares in joint venture	5	-	5,000
Acquisition of exploration and evaluation assets, net of cash acquired		-	(1,470)
Expenditures on property, plant and equipment		(1)	(14)
Interest received		43	28
Cash provided by investing activities		42	3,544

Financing activities:
Shares issued for cash on exercise of stock options	8(a)	-	257
Office lease payments		(34)	(30)
Cash (used in) provided by financing activities		(34)	227

Impact of foreign exchange on cash and cash equivalents		20	(8)

Decrease in cash and cash equivalents during the period		(3,137)	(916)
Cash and cash equivalents, beginning of period		53,521	62,151
Cash and cash equivalents, end of period		50,384	61,235

Supplemental cash flow information	13

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, V7X 1L3. The Company's common shares trade on the Toronto Stock Exchange ("TSX") and NYSE American Exchange ("NYSE American") under the ticker symbol "GAU".

The Company's principal business activity is the operation of the Asanko Gold Mine ("AGM") through a 50:50 joint venture arrangement (the "JV") associated with the Company's 45% economic interest in the AGM (see note 6) and exploration and development of the JV's mineral property interests. The Government of Ghana has a 10% free-carried interest in the AGM. The AGM consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

In addition to its interest in the AGM, the Company holds gold concessions in various stages of exploration. The concessions include a portfolio of Ghanaian properties through its 50% interest in the JV, the 100% owned Asumura property in Ghana and 100% owned exploration properties in Mali.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the years ended December 31, 2021 and 2020.

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company's most recent audited consolidated annual financial statements for the years ended December 31, 2021 and 2020.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on May 5, 2022.

(b) Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at March 31, 2022. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

2. Basis of presentation (continued)

Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries and joint arrangements to which the Company is a party, as well as their geographic locations, were as follows as at March 31, 2022:

Affiliate name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Limited	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Limited	Isle of Man	100%	Consolidated
Galiano Gold Exploration Mali SARL	Mali	100%	Consolidated
Asanko Gold Exploration Ghana Limited	Ghana	100%	Consolidated
Asanko Gold Ghana Limited	Ghana	45%	Joint venture; equity method
Adansi Gold Company (GH) Limited	Ghana	50%	Joint venture; equity method
Shika Group Finance Limited	Isle of Man	50%	Joint venture; equity method

(c) Accounting standards adopted during the period

There were no new standards effective January 1, 2022 that impacted these condensed consolidated interim financial statements.

(d) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of January 1, 2022 that are expected to have a material effect on the Company's or the JV's financial statements in the future.

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

The Company's significant accounting judgements and estimates were presented in note 5 of the audited annual consolidated financial statements for the years ended December 31, 2021 and 2020.  The following estimates had a significant effect on these condensed consolidated interim financial statements and the financial results of the JV.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

3. Significant accounting judgements and estimates (continued)

Mineral reserves

Estimates of the quantities of proven and probable mineral reserves form the basis for the JV's life‐of‐mine plans, which are used for a number of key business and accounting purposes, including: the calculation of depletion expense, the capitalization of stripping costs, the forecasting and timing of cash flows related to the asset retirement provision and impairment assessments, if any. To the extent that these estimates of proven and probable mineral reserves vary, there could be changes in depletion expense, stripping assets, asset retirement provisions and impairment charges recorded. The Company determined it was not in a position to declare mineral reserves for the AGM in its updated National Instrument 43‐101 Technical Report ("NI 43‐101"), filed on March 29, 2022, with an effective date of February 28, 2022.

As such given that mining and processing operations continued, the JV utilized internal models in order to estimate life of mine tonnes for the purpose of units-of-production depletion of mineral properties, plant and equipment during the period.

4. Balances due from/to related party

Under the terms of the Joint Venture Agreement (the "JVA") that governs the management of the JV (note 6), the Company remains the manager and operator of the JV and currently receives an arm's length fee for services rendered to the JV of $6.5 million per annum (originally $6.0 million, but adjusted annually for inflation).

During the three months ended March 31, 2022, the Company earned a service fee of $1.3 million as operator of the JV (three months ended March 31, 2021 - $1.2 million).  For the three months ended March 31, 2022, the service fee was comprised of a gross service fee of $1.6 million less withholding taxes payable in Ghana of $0.3 million (three months ended March 31, 2021 - gross service fee of $1.5 million less withholding taxes payable in Ghana of $0.3 million). As at March 31, 2022, the Company had a receivable due from the JV in respect of the service fee in the amount of $8.6 million, net of withholding taxes (December 31, 2021 - $7.3 million).

As at March 31, 2022, accounts payable and accrued liabilities include a payable due to the JV in the amount $0.1 million relating to services performed by the JV on the Company's wholly owned Asumura property in Ghana (December 31, 2021 - nil).

All transactions with related parties have occurred in the normal course of operations and were measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

During the period, the JV received regulatory approval from the Ghana Investment Promotion Centre to settle the Company's service fee as operators of the JV. The Company expects to collect a portion of its receivable due from the JV during Q2 2022.

5. Financial assets

As part of the JV transaction with Gold Fields (note 6), the Company initially subscribed to 184.9 million non-voting fixed redemption price redeemable preferences shares in Shika Group Finance Limited (the "preference shares"), which were issued at a par value of $1 per redeemable share. The preference shares have no fixed redemption date. As these preference shares have no contractual fixed terms of repayment that arise on specified dates, they are measured at fair value through profit or loss at each reporting period-end and are classified as a Level 3 financial asset in the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Company's preference shares held in the joint venture:

	March 31, 2022		December 31, 2021
	Number of shares	$	$
Balance, beginning of period	132,400,000	72,426	78,299
Fair value adjustment for the period	-	-	(873)
Redemption of preferred shares during the period	-	-	(5,000)
Balance, end of period	132,400,000	72,426	72,426

During the three months ended March 31, 2022, there was no change in the fair value of the preference shares (three months ended March 31, 2021 - positive fair value adjustment of $2.3 million recognized in finance income).

6. Asanko Gold Mine joint venture

On July 31, 2018, the Company completed a transaction (the "JV Transaction") with a subsidiary of Gold Fields Limited ("Gold Fields"), following which:

  the Company and Gold Fields each own a 45% economic interest in Asanko Gold Ghana Limited ("AGGL"), which owns the AGM, with the Government of Ghana retaining a 10% free-carried interest in the AGM;

  the Company and Gold Fields each own a 50% interest in Adansi Gold Company (GH) Limited ("Adansi Ghana"), which owns a number of exploration licenses; and

  the Company and Gold Fields each acquired a 50% interest in the JV entity, Shika Group Finance Limited ("Shika").

As the JV is structured within the legal entities of AGGL, Adansi Ghana and Shika, the JV represents a joint venture as defined under IFRS 11 - Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The following table summarizes the change in the carrying amount of the Company's investment in the AGM joint venture:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of period	-	59,159
Company's share of the JV's net loss for the period	-	(51,528)
Impairment of investment in joint venture	-	(7,631)
Balance, end of period	-	-

The Company did not recognize its share of the JV's net loss for the three months ended March 31, 2022 as the carrying value of the Company's investment in the JV was nil as at March 31, 2022. For the three months ended March 31, 2021, the company recognized its share of the JV's net earnings of $13.4 million.

Operating and financial results of the AGM JV for the three months ended March 31, 2022 and 2021

Summarized financial information for the AGM JV, on a 100% basis, is outlined in the table below.

All disclosures in this note 6 are on a 100% JV basis, unless otherwise indicated. The JV applies the same accounting policies as the Company.

Three months ended March 31, 2022 and 2021

		Three months ended March 31,
		2022	2021
	Notes	$	$
Revenues	(i)	77,532	110,805
Production costs	(ii)	(53,225)	(57,101)
Depreciation and depletion	(vi)	(9,878)	(12,217)
Royalties	(ii)	(3,877)	(5,540)
Income from mine operations		10,552	35,947

Exploration and evaluation expenditures		(2,858)	(2,796)
General and administrative expenses	(viii)	(21,881)	(3,005)
(Loss) income from operations		(14,187)	30,146

Finance expense	(xii)	(727)	(864)
Finance income		30	53
Foreign exchange gain		1,246	395
Net (loss) income after tax for the period		(13,638)	29,730

Company's share of net income of the JV for the period		-	13,374

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The assets and liabilities of the AGM JV, on a 100% basis, as at March 31, 2022 and December 31, 2021 were as follows:

		March 31, 2022	December 31, 2021
	Note	$	$
Assets
Current assets
Cash and cash equivalents	(xiii)	45,298	49,211
Receivables		13,600	14,285
Inventories	(iii)	81,427	75,696
Prepaid expenses and deposits		3,508	2,944
VAT receivable		10,970	6,296
		154,803	148,432
Non-current assets	(iii), (iv), (v), (vi)	140,122	145,888
Total assets		294,925	294,320

Liabilities
Current liabilities
Accounts payable and accrued liabilities	(viii)	61,607	57,948
Lease liabilities	(vii)	9,959	10,025
		71,566	67,973
Non-current liabilities
Lease liabilities	(vii)	464	467
Long-term incentive plan liability		5	98
Severance provisions	(viii)	15,100	-
Asset retirement provisions	(ix)	76,674	81,028
		92,243	81,593

Total liabilities		163,809	149,566

Equity	(x)	131,116	144,754

Total liabilities and equity		294,925	294,320

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The Company has provided the following incremental disclosures for stakeholders to evaluate the financial performance and financial condition of the AGM. All amounts in the following tables and descriptions are on a 100% basis.

(i) Revenues

AGGL has an offtake agreement with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite") with the following details (the "Offtake Agreement"):

- sale of 100% of the future gold production from the AGM up to a maximum of 2.2 million ounces to Red Kite;

- Red Kite to pay for 100% of the value of the gold ten business days after shipment;

- a provisional payment of 90% of the estimated value will be made one business day after delivery;

- the gold sale price will be a spot price selected during a nine-day quotational period following shipment of gold from the mine;

- performance obligations of the AGM are satisfied once the refining outturn report is provided to Red Kite; and

- should AGGL wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the amount of gold delivered under the Offtake Agreement at the time of termination.

During the three months ended March 31, 2022, the AGM sold 41,929 ounces of gold to Red Kite under the Offtake Agreement (three months ended March 31, 2021 - 62,925 ounces).

As of March 31, 2022, the AGM has delivered 1,341,185 ounces to Red Kite under the Offtake Agreement. The Offtake Agreement was not affected by the JV Transaction and will remain in effect until all contracted ounces have been delivered to Red Kite or AGGL elects to terminate the Offtake Agreement and pay the associated termination fee.

Included in revenue of the AGM is $0.1 million relating to by-product silver sales for the three months ended March 31, 2022 (three months ended March 31, 2021 - $0.2 million).

(ii) Production costs and royalties

The following is a summary of production costs by nature, on a 100% basis, incurred during the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
	$	$
Raw materials and consumables	(13,135)	(13,117)
Salaries and employee benefits	(10,163)	(9,924)
Contractors (net of deferred stripping costs)	(27,703)	(34,324)
Change in stockpile, gold-in-process and gold dore inventories	3,259	5,281
Insurance, government fees, permits and other	(5,548)	(4,824)
Share-based compensation	65	(193)
Total production costs	(53,225)	(57,101)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

During the three months ended March 31, 2022, the AGM recognized a $6.7 million reversal of previously recorded net realizable value adjustments on its stockpile inventory, of which $4.5 million was credited against production costs and $2.2 million was credited against depreciation expense (three months ended March 31, 2021 - $0.7 million reversal of previously recorded net realizable value adjustments on its stockpile inventory, of which $0.6 million was credited against production costs and $0.1 million credited against depreciation expense).

All of the AGM's concessions are subject to a 5% gross revenue royalty payable to the Government of Ghana. The AGM's Akwasiso mining concession is also subject to an additional 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the AGM's Esaase mining concession is also subject to an additional 0.5% net smelter return royalty payable to the Bonte Liquidation Committee, both of which are presented in production costs.

(iii) Inventories

The following is a summary of inventories held by the AGM, on a 100% basis, as at March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Gold dore on hand	4,127	3,244
Gold-in-process	2,173	1,563
Ore stockpiles	54,166	51,470
Materials and spare parts	26,135	24,562
Total inventories	86,601	80,839

Less non-current inventories:
Ore stockpiles	(5,174)	(5,143)
Total current inventories	81,427	75,696

(iv) Reclamation deposit

The AGM is required to provide security to the Environmental Protection Agency of Ghana ("EPA") for the performance by the AGM of its reclamation obligations in respect of its mining leases.

The AGM deposits the reclamation deposit in a Ghanaian bank and the reclamation deposit is required to be held until receiving a final reclamation completion certificate from the EPA. The AGM is expected to be released from this requirement 45 days following the third anniversary of the date that the AGM receives a final completion certificate. The reclamation deposit accrues interest and is carried at $4.6 million as of March 31, 2022 (December 31, 2021 - $1.9 million).

Total security expected to be provided to the EPA for the Obotan deposits totals $15.6 million and comprises a reclamation deposit of $4.6 million and a bank guarantee of $10.9 million, 50% of which was provided by the Company (note 9).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

The security provided to the EPA for the Esaase deposits is $1.1 million and comprised a reclamation deposit of $0.2 million and a bank guarantee of $0.9 million, 50% of which was provided by the Company (note 10). The cash reclamation deposit of $0.2 million is expected to be paid in the second quarter of 2022.

(v) Right-of-use assets

The following table shows the movement in the right-of-use asset related to the service and lease agreements of the AGM for the three months ended March 31, 2022 and year ended December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of period	3,203	2,873
Recognition of mining contractor services agreements entered into during the period	4,659	18,809
Depreciation expense	(3,243)	(14,946)
Allocation of impairment	-	(3,533)
Balance, end of period	4,619	3,203

(vi) Mineral properties, plant and equipment

Additions to mineral properties, plant and equipment

During the three months ended March 31, 2022, the AGM capitalized $2.4 million in expenditures related to mineral properties, plant and equipment ("MPP&E"), excluding capitalized deferred stripping costs and asset retirement costs (three months ended March 31, 2021 - additions of $6.8 million).

Deferred stripping

During the three months ended March 31, 2022, the AGM did not defer any costs relating to stripping activities on depletable mineral interests (three months ended March 31, 2021 - additions of $1.0 million).

Depreciation and depletion

During the three months ended March 31, 2022, the AGM recognized depreciation and depletion expense of $9.9 million on MPP&E, while a further $0.9 million of depreciation was capitalized to the cost of inventories (three months ended March 31, 2021 - depreciation and depletion expense of $12.2 million on MPP&E, while a further $0.1 million of depreciation was capitalized to the cost of inventories).

2021 Impairment

On February 25, 2022, the Company announced that recent gold recovery at the AGM had been lower than expected. The Company determined the AGM was not in a position to declare mineral reserves in its updated NI 43‐101 filed on March 29, 2022, with an effective date of February 28, 2022. The Company considered these factors to represent an indicator of impairment of the MPP&E of the AGM and as such during the year ended December 31, 2021, the JV recorded an impairment of $153.2 million to MPP&E based on an estimate of the recoverable amount of the AGM.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

(vii) Lease liabilities

The following table shows the movement in the lease liabilities related to the service and lease agreements of the AGM for the three months ended March 31, 2022 and year ended December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of period	10,492	5,721
Recognition of lease agreements entered into during the period	4,659	18,809
Lease payments made during the period	(4,831)	(14,434)
Interest expense	103	396
Total lease liabilities, end of period	10,423	10,492

Less: current lease liabilities	(9,959)	(10,025)
Total non-current lease liabilities, end of period	464	467

(viii) Severance provisions

In light of the changing nature of operations at the AGM, the Company has undertaken a process of right sizing its workforce. As at March 31, 2022, the AGM recognized a $21.0 million severance provision associated with restructuring its labour force. Of this amount, $5.9 million is expected to be paid in 2022 and has been presented in the JV's balance sheet as accounts payable and accrued liabilities. The balance of the provision of $15.1 million is expected to be paid over two years and therefore has been presented as a non-current severance liability.

(ix) Asset retirement provisions

The following table shows the movement in the asset retirement provisions of the AGM for the three months ended March 31, 2022 and year ended December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of period	81,028	72,693
Accretion expense	486	1,191
Change in estimate	(4,810)	7,307
Reclamation undertaken during the period	(30)	(163)
Balance, end of period	76,674	81,028

The asset retirement provisions consist of reclamation and closure costs for the JV's Ghanaian mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs.

As at March 31, 2022, the AGM's reclamation cost estimates were discounted using a long-term risk-free discount rate of 2.4% (December 31, 2021 - 1.5%).  The change in estimate during the period was primarily due to an increase in the risk-free discount rate.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

(x) Preferred shares

The following table shows the movement in the JV partners' preferred share investments in the JV for the three months ended March 31, 2022 and year ended December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of period	264,880	274,880
Distributions to partners during the period	-	(10,000)
Balance, end of period	264,880	264,880

(xi) Revolving credit facility

In October 2019, the JV entered into a $30.0 million revolving credit facility (the "RCF") with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022, and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on the security granted to RMB. Commitment fees in respect of any undrawn portion of the RCF will accrue on a similar sliding scale of between 1.33% and 1.40%. As at March 31, 2022, the balance drawn under the RCF was nil (December 31, 2021 - nil).

During the three months ended March 31, 2022, the AGM recognized standby charges associated with the RCF of $0.1 million (three months ended March 31, 2021 - interest expense and other fees of $0.3 million).

(xii) Finance expense

The following is a summary of finance expenses incurred by the AGM JV during the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
	$	$
Premiums paid for hedging instruments	-	(89)
Interest on lease liabilities (note vii)	(103)	(93)
Accretion charges on asset retirement provisions (note ix)	(486)	(322)
Interest and fees associated with RCF (note xi)	(113)	(311)
Other	(25)	(49)
Total finance expense	(727)	(864)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

6. Asanko Gold Mine joint venture (continued)

(xiii) The cash flows of the AGM, on a 100% basis, were as follows for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
	$	$
Cash provided by (used in):
Operating cash flow before working capital changes	(926)	42,923
Operating activities	3,925	35,354
Investing activities	(2,456)	(11,294)
Financing activities	(4,937)	(28,893)
Impact of foreign exchange on cash and cash equivalents	(445)	(23)
Decrease in cash and cash equivalents during the period	(3,913)	(4,856)
Cash and cash equivalents, beginning of period	49,211	64,254
Cash and cash equivalents, end of period	45,298	59,398

7. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) At-the-Market Offering ("ATM")

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering"). The Company expects to use any net proceeds of the Offering for general corporate and working capital requirements, including, but not limited to, funding exploration activity on the Company's wholly owned early-stage exploration properties in Ghana and Mali, funding the Company's working capital requirements, repaying indebtedness outstanding from time to time, completing future acquisitions and/or for other corporate purposes.

As of March 31, 2022, the Company has not issued any common shares under the Offering.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board of Directors to be settled in either cash, shares or a combination thereof.  As at March 31, 2022, all units awarded have been cash-settled.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity-settled, may not exceed 5% of the issued and outstanding common shares of the Company.

(a) Stock options

Options granted vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of 5 years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model.

The following table is a reconciliation of the movement in stock options for the period:

	Number of Options	Weighted average exercise price
		C$
Balance, December 31, 2020	8,330,820	1.81
Granted	5,653,000	1.49
Exercised	(689,931)	1.02
Cancelled/Expired/Forfeited	(1,613,719)	2.43
Balance, December 31, 2021	11,680,170	1.61
Cancelled/Expired/Forfeited	(2,166,003)	2.58
Balance, March 31, 2022	9,514,167	1.39

During the three months ended March 31, 2022, the Company recognized $0.1 million of share-based compensation expense relating to stock options (three months ended March 31, 2021 - $0.2 million).

(b) Restricted Share Units

RSUs granted vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years.  RSUs are cash-settled awards and therefore represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive (Loss) Income.

The following table is a reconciliation of the movement in the number of RSUs outstanding for the three months ended March 31, 2022 and year ended December 31, 2021:

	Number of RSUs
	March 31, 2022	December 31, 2021
Balance, beginning of period	1,184,594	2,421,200
Granted	-	271,400
Settled in cash	-	(937,624)
Cancelled/Forfeited	(170,177)	(570,382)
Balance, end of period	1,014,417	1,184,594

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

The following table is a reconciliation of the movement in the RSU liability for the three months ended March 31, 2022 and year ended December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of period	575	1,658
Awards vested and change in fair value during the period, net of cancelled/forfeited awards	(136)	65
Settled in cash during the period	-	(1,148)
Total RSU liability, end of period	439	575

Less: current portion of RSU liability	(405)	(408)
Total non-current RSU liability, end of period	34	167

The financial liability associated with cash-settled RSU awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and a separate long-term incentive plan liability for amounts to be settled in excess of one year.

(c) Performance share units

PSUs vest in 1/3 increments every twelve months following the grant date for a total vesting period of three years and also contain a performance criterion applied to the number of units that vest on a yearly basis. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies. The PSU performance multiplier ranges from 0% to 150%.

PSUs are cash-settled awards and therefore represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive (Loss) Income.

The following table is a reconciliation of the movement in the number of PSUs outstanding for the three months ended March 31, 2022 and year ended December 31, 2021:

	Number of PSUs
	March 31, 2022	December 31, 2021
Balance, beginning of period	571,000	-
Granted	-	893,400
Cancelled/Forfeited	(42,000)	(322,400)
Balance, end of period	529,000	571,000

The following table is a reconciliation of the movement in the PSU liability for the three months ended March 31, 2022 and year ended December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of period	87	-
Awards vested and change in fair value during the period, net of cancelled/forfeited awards	(5)	87
Total PSU liability, end of period	82	87

Less: current portion of PSU liability	(71)	(54)
Total non-current PSU liability, end of period	11	33

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

The financial liability associated with cash-settled PSU awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and a separate long-term incentive plan liability for amounts to be settled in excess of one year.

(d) Deferred share units

DSUs have no vesting terms or conditions and such the Company recognizes 100% of the fair value of DSUs on the grant date in the Statement of Operations and Comprehensive (Loss) Income. DSUs will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

DSUs are cash-settled awards and therefore represent a financial liability which is required to be marked-to-market at each reporting period end with changes in fair value recognized in the Statement of Operations and Comprehensive (Loss) Income.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the three months ended March 31, 2022 and year ended December 31, 2021:

	Number of DSUs
	March 31, 2022	December 31, 2021
Balance, beginning of period	844,200	-
Granted	-	844,200
Balance, end of period	844,200	844,200

The following table is a reconciliation of the movement in the DSU liability for the three months ended March 31, 2022 and year ended December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of period	608	-
Awards vested and change in fair value during the period	(136)	608
Total DSU liability, end of period	472	608

The financial liability associated with cash-settled DSU awards is recorded in accounts payable and accrued liabilities.

(e) Phantom share units

On November 6, 2020, the Company granted 1,000,000 cash-settled phantom share units to the Chair of the Board.  The units will vest three years from the grant date, but will only become payable upon the Chair's departure from the Board or upon a change of control of the Company, in a cash settlement amount equal to the value of 1,000,000 common shares as at the Chair's departure date or date of change of control.

The phantom share units represent a financial liability, as they will be settled in cash, and are marked-to-market at each reporting period end and presented in the Statement of Financial Position as a long-term incentive plan liability.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

8. Equity reserves and long-term incentive plan awards (continued)

The following table is a reconciliation of the movement in the phantom share unit liability for the three months ended March 31, 2022 and year ended December 31, 2021:

	March 31, 2022	December 31, 2021
	$	$
Balance, beginning of period	277	56
Awards vested and change in fair value during the period	(18)	221
Total phantom share unit liability, end of period	259	277

The financial liability associated with cash-settled phantom share unit awards is recorded in long-term incentive plan liabilities.

9. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due, excluding commitments and liabilities of the JV, as at March 31, 2022 and December 31, 2021:

	Within 1 year	1 - 5 years	Over 5 years	At March 31, 2022	At December 31, 2021
Accounts payable and accrued liabilities	1,137	-	-	1,137	1,467
Long-term incentive plan (cash-settled awards)	948	304	-	1,252	1,547
Corporate office leases	135	343	-	478	501
Total	2,220	647	-	2,867	3,515

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM's reclamation bond in the amount of $5.9 million (December 31, 2021 - parent company guarantee of $5.9 million).

Contingencies

Due to the nature of its business, the Company and/or its affiliates may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

10. General and administrative expenses

The following is a summary of general and administrative expenses incurred during the three months ended March 31, 2022 and 2021. General and administrative expenses for the periods presented include, but are not limited to, those expenses incurred in order to earn the service fee as operators of the JV (note 4).

	Three months ended March 31,
	2022	2021
	$	$
Wages, benefits and consulting	(2,364)	(1,955)
Office, rent and administration	(299)	(277)
Professional and legal	(149)	(145)
Share-based compensation	182	(1,340)
Travel, marketing, investor relations and regulatory	(85)	(170)
Depreciation and other	(37)	(37)
Total	(2,752)	(3,924)

11. Finance income

The following is a summary of finance income earned during the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
	$	$
Fair value adjustment on redeemable preference shares (note 5)	-	2,323
Interest income and other	43	89
Total	43	2,412

12. (Loss) income per share

For the three months ended March 31, 2022 and 2021, the calculation of basic and diluted (loss) income per share is based on the following data:

	Three months ended March 31,
	2022	2021
	$	$

Earnings ($)
Net (loss) income after tax for the period	(1,537)	13,028

Number of shares
Weighted average number of ordinary shares - basic	224,943,453	224,345,074
Effect of dilutive stock options	-	671,569
Weighted average number of ordinary shares - diluted	224,943,453	225,016,643

For the three months ended March 31, 2022, the effect of all potentially dilutive securities was anti-dilutive given that the Company reported a net loss for the period. For the three months ended March 31, 2021, 9,534,000 stock options outstanding were excluded from the calculation of diluted weighted average shares as they were determined to be anti-dilutive.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

13. Supplemental cash flow information

The following table summarizes the changes in non-cash working capital for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,
	2022	2021
	$	$
Receivables and receivable due from related party	(1,406)	(831)
Prepaid expenses and deposits	250	46
Accounts payable and accrued liabilities	(312)	(2,526)
Change in non-cash working capital	(1,468)	(3,311)

14. Segmented information

Geographic Information

As at March 31, 2022, the Company has only one reportable operating segment being the corporate function with its head office in Canada.  Total assets in West Africa include the Company's 45% interest in the Asanko Gold Mine JV.

Geographic allocation of total assets and liabilities

March 31, 2022	Canada	West Africa	Total
	$	$	$
Current assets	59,616	14	59,630
Property, plant and equipment and right-of-use assets	437	-	437
Other non-current assets	-	74,054	74,054
Total assets	60,053	74,068	134,121
Current liabilities	2,062	134	2,196
Non-current liabilities	586	-	586
Total liabilities	2,648	134	2,782

December 31, 2021	Canada	West Africa	Total
	$	$	$
Current assets	61,629	39	61,668
Property, plant and equipment and right-of-use assets	474	-	474
Other non-current assets	-	74,054	74,054
Total assets	62,103	74,093	136,196
Current liabilities	2,598	45	2,643
Non-current liabilities	790	-	790
Total liabilities	3,388	45	3,433

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021
Expressed in Thousands of United States Dollars unless otherwise stated

14. Segmented information (continued)

Geographic allocation of the Statement of Operations and Comprehensive (Loss) Income

For the three months ended March 31, 2022:

	Canada	West Africa	Total
	$	$	$
Service fee earned as operators of joint venture	1,307	-	1,307
General and administrative expenses	(2,735)	(17)	(2,752)
Exploration and evaluation expenditures	-	(137)	(137)
Loss from operations and joint venture	(1,428)	(154)	(1,582)

Finance income	43	-	43
Finance expense	(9)	-	(9)
Foreign exchange gain	11	-	11
Net loss and comprehensive loss for the period	(1,383)	(154)	(1,537)

For the three months ended March 31, 2021:

	Canada	West Africa	Total
	$	$	$
Share of net earnings related to joint venture	-	13,374	13,374
Service fee earned as operators of joint venture	1,240	-	1,240
General and administrative expenses	(3,882)	(42)	(3,924)
(Loss) income from operations and joint venture	(2,642)	13,332	10,690

Finance income	90	2,322	2,412
Finance expense	(11)	-	(11)
Foreign exchange loss	(63)	-	(63)
Net (loss) income and comprehensive (loss) income for the period	(2,626)	15,654	13,028

15.  Subsequent event

Subsequent to March 31, 2022, the Company granted the following awards under its stock option and share unit plans to directors, officers and employees of the Company:

  4,480,000 stock options
  1,435,600 PSUs
  988,400 DSUs
  354,600 RSUs